UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2021
Commission File Number: 001-40692

Riskified Ltd.

(Translation of the registrant's name into English)
30 Kalischer Street
Tel Aviv 6525724, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒         Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

In connection with the initial public offering (the “IPO”) of Class A ordinary shares of Riskified Ltd. (the “Company”), each of the Company’s executive officers and directors and the holders of substantially all of the Company’s outstanding Class A ordinary shares immediately prior to the IPO entered into lock-up agreements with the underwriters for the IPO (the “Lock-up Agreements”) that restrict each such holder’s ability to sell or transfer the Company’s Class A ordinary shares for a period of 180 days from July 28, 2021 (the “Lock-up Period”), subject to certain exceptions.

The Lock-up Agreements provide for the early expiration of the Lock-up Period with respect to 20% of the aggregate number of Class A ordinary shares (including any vested and exercisable derivative instruments) held by current or former employees and consultants of the Company or its subsidiaries (excluding directors or “officers” (as defined in Rule 16a-1(f) under the Exchange Act)) as of June 30, 2021, at the commencement of the second trading day (the “Early Release Date”) following the release of the Company's quarterly earnings announcement for the quarterly period ended June 30, 2021.

The Company expects to announce its earnings for the quarter ended June 30, 2021 at 8:30 a.m. ET on September 9, 2021, prior to the commencement of trading on the New York Stock Exchange. As a result, the Early Release Date shall be the commencement of trading on September 13, 2021.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Riskified Ltd.
(Registrant)

	By:	/s/ Eric Treichel
Date: September 8, 2021	Name:	Eric Treichel
	Title:	General Counsel